Filed by Anthem, Inc.

(Commission File No. 001-16751) pursuant

to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange

Act of 1934

Subject Company: Cigna Corporation

Commission File No. 001-08323

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Anthem, Inc. (“Anthem”) has made for a business combination transaction with Cigna Corporation (“Cigna”). In furtherance of this proposal and subject to future developments, Anthem (and, if a negotiated transaction is agreed, Cigna) may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Anthem and/or Cigna may file with the SEC in connection with the proposed transaction.

Investors and security holders of Anthem and Cigna are urged to read the proxy statement(s), registration statement, tender offer statement, prospectus and other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Cigna and/or Anthem, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Anthem through the web site maintained by the SEC at http://www.sec.gov.

Anthem and/or Cigna and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Anthem’s executive officers and directors in Anthem’s definitive proxy statement filed with the SEC on April 1, 2015. You can find information about Cigna’s executive officers and directors in Cigna’s definitive proxy statement filed with the SEC on March 13, 2015. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. You may obtain free copies of these documents using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about us that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not generally historical facts. Words such as “expect(s),” “feel(s),” “believe(s),” “will,” “may,” “anticipate(s),” “intend,” “estimate,” “project” and similar expressions are intended to identify forward-looking statements, which generally are not historical in nature. These statements include, but are not limited to, statements regarding our offer to acquire Cigna Corporation (“Cigna”), our financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), the combined company’s future financial condition, operating results, strategy and plans, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond our control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in our public filings with the U.S. Securities and Exchange Commission, or SEC; those relating to our proposal to acquire Cigna, as detailed from time to time in our and/or Cigna’s filings with the SEC; increased government participation in, or regulation or taxation of health benefits and managed care operations, including, but not limited to, the impact of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, or Health Care Reform; trends in health care costs and utilization rates; our ability to secure sufficient premium rates including regulatory approval for and implementation of such rates; our participation in the federal and state health insurance exchanges under Health Care Reform, which have experienced and continue to experience challenges due to implementation of initial and phased-in provisions of Health Care Reform, and which entail uncertainties associated with the mix and volume of business, particularly in our Individual and Small Group markets, that could negatively impact the adequacy of our premium rates and which may not be sufficiently offset by the risk apportionment provisions of Health Care Reform; our ability to contract with providers consistent with past practice; competitor pricing below market trends of increasing costs; reduced enrollment, as well as a negative change in our health care product mix; risks and uncertainties regarding Medicare and Medicaid programs, including those related to non-compliance with the complex regulations imposed thereon and funding risks with respect to revenue received from participation therein; a downgrade in our financial strength ratings; litigation and investigations targeted at our industry and our ability to resolve litigation and investigations within estimates; medical malpractice or professional liability claims or other risks related to health care services provided by our subsidiaries; our ability to repurchase shares of our common stock and pay dividends on our common stock due to the adequacy of our cash flow and earnings and other considerations; non-compliance by any party with the Express Scripts, Inc. pharmacy benefit management services agreement, which could result in financial penalties, our inability to meet customer demands, and sanctions imposed by governmental entities, including the Centers for Medicare and Medicaid Services; events that result in negative publicity for us or the health benefits industry; failure to effectively maintain and modernize our information systems and e-business organization and to maintain good relationships with third party vendors for information system resources; events that may negatively affect our licenses with the Blue Cross and Blue Shield Association; possible impairment of the value of our intangible assets if future results do not adequately support goodwill and other intangible assets; intense competition to attract and retain employees; unauthorized disclosure of member or employee sensitive or confidential information, including the impact and outcome of investigations, inquiries, claims and litigation related to the cyber attack we reported in February 2015; changes in the economic and market conditions, as well as regulations that may negatively affect our investment portfolios and liquidity; possible restrictions in the payment of dividends by our subsidiaries and increases in required minimum levels of capital and the potential negative effect from our substantial amount of outstanding indebtedness; general risks associated with mergers and acquisitions; various laws and provisions in our governing documents that may prevent or discourage takeovers and business combinations; future public health epidemics and catastrophes; and general economic downturns. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we may file from time to time with the SEC, and include, but are not limited to: (i) the ultimate outcome of any possible transaction between us and Cigna, including the possibilities that Cigna will reject a transaction with us, (ii) the ultimate outcome and results of integrating the operations of us and Cigna if a transaction is consummated, (iii) the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, including the necessary shareholder and stockholder approvals, and (iv) the risks and uncertainties detailed by Cigna with respect to its business as described in its reports and documents filed with the SEC. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by federal securities law, we do not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in our SEC reports.

The following is a transcript of a conference call held by Anthem, Inc. on June 22, 2015. The slides used in the conference call have been filed separately pursuant to Rule 425 of the Securities Act of 1933. The transcript has been provided to Anthem by a third party service provider. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript.

CORPORATE PARTICIPANTS

Doug Simpson Anthem, Inc. - VP of IR

Joe Swedish Anthem, Inc. - President & CEO

Wayne DeVeydt Anthem, Inc. - EVP & CFO

CONFERENCE CALL PARTICIPANTS

Kevin Fischbeck BofA Merrill Lynch - Analyst

Harris Galitz Barclays Capital - Analyst

Peter Costa Wells Fargo Securities - Analyst

Chris Rigg Susquehanna Financial Group - Analyst

Matthew Borsch Goldman Sachs - Analyst

Scott Fidel Deutsche Bank - Analyst

Christine Arnold Cowen and Company - Analyst

Dave Windley Jefferies - Analyst

Ana Gupte Leerink Partners - Analyst

Sarah James Wedbush Securities - Analyst

Brian Wright Sterne Agee CRT - Analyst

A.J. Rice UBS - Analyst

PRESENTATION

Operator

Good morning and welcome to the Anthem conference call regarding its proposal to acquire Cigna.

(Operator Instructions)

At this time I would now like to turn the conference over to Doug Simpson. Please go ahead.

Doug Simpson - Anthem, Inc. - VP of IR

Good morning. This is Doug Simpson, Vice President of Investor Relations for Anthem.

With us this morning are Joe Swedish, President and CEO, and Wayne DeVeydt, our CFO. Joe this morning will discuss our proposal to acquire Cigna Corporation for $184 per share as disclosed on June 20. We are then available for Q&A.

Please be aware that we also issued an accompanying presentation this morning that is available on our website at antheminc.com. The presentation includes many of the details to be referenced on this call.

We will be making some forward-looking statements on this call. Listeners are cautioned that these statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem.

These risks and uncertainties can cause actual results to differ materially from our current expectations. We advise listeners to review the risk factors discussed in today’s press release and in our quarterly and annual filings with the SEC. This discussion does not constitute an offer to sell or the solicitation of an offer to buy any securities.

As the transaction proceeds the subject matter discussed in the following presentation may be addressed in a registration statement or other documents we filed with the SEC. We urge you to read such documents when they become available because they will contain important information. Information regarding potential participants and any proxy solicitation of Cigna stockholders and a description of their direct and indirect interest by security holdings or otherwise will be contained in any proxy statement filed in connection with the proposed transaction.

I will now turn the call over to Joe.

Joe Swedish - Anthem, Inc. - President & CEO

Thanks, Doug, and good morning everyone. We appreciate your interest in our Company and look forward to discussing our proposed combination with Cigna which we believe represents the best opportunity to enhance our ability to serve our customers and the most compelling value proposition for our respective shareholders.

The healthcare market is evolving with increased participation by individual consumers, growth in government business and a need for solutions that advance affordability while enhancing healthcare choice, access and quality. We believe that the combination of Anthem and Cigna better positions both companies to address this evolving market. The combined Company would be an industry leader, serving 53 medical members across the commercial and government segments and generating over $115 billion in annual revenues based on the most recent 2015 outlook publicly reported by both companies.

It would have a strong position across growth markets and the scale to drive greater efficiency and affordability for our customers. As we have said many times, it is our desire to be able to participate throughout the lifecycle of a member by offering a variety of products and services that support the needs of each consumer and their unique expectations. The combination of our companies gives us a leading position in key market segments including commercial risk, commercial ASO, Medicaid, individual, specialty and international and a number three position in Medicare.

Regarding Medicare as we have discussed previously we are targeting those geographies where we can build strong local knowledge and scale with favorable growth outlooks. This transaction advances that goal. By increasing our opportunity to serve customers in Florida and Texas coupled with California, New York and Ohio we will have a meaningful presence across the most significant Medicare Advantage growth markets.

The combination of Anthem and Cigna is expected to drive meaningful accretion to Anthem’s adjusted earnings per share of greater than 10% in year one with accretion expected to more than double in year two. Our team has worked for months evaluating the realistic synergies available for the combination of our organizations. Based on that work, experience from precedent transactions and the size of the combined revenue and administrative spending levels reported in public documents, we are confident that synergies approaching $2 billion within two years after the closing of the transaction are achievable.

If the transaction were to close by the end of 2016 our targeted adjusted earnings per share for 2018 rises by over 20% from $14 currently to greater than $17. This outlook includes the impact of one-time implementation cost estimated to be approximately $600 million spread over two years.

Separately we would expect to also see one-time transaction and financing-related costs which we will break out from our adjusted earnings per share as we have historically done. The timing of those would likely start prior to the close of the transaction.

I would also note that expected PBM synergies have not been included in our assumptions as a point of potential conservatism. I want to offer broad perspective on the rationale for the combination and the ways in which this will create opportunity for the new enterprise as well as our customers, both current and future and the communities we serve. I have discussed with you many times over the past few years the ways in which the market is evolving to become more consumer-oriented.

As healthcare costs continue to rise both in absolute terms and relative to wages, consumers are increasingly focused on affordability, quality and choice and they have higher expectation for service than the system has historically delivered. We believe that this transaction brings together a powerful combination of leading consumer solutions. The unique mix of products and services offered by the combined Company will enhance our ability to lead real change in the healthcare experience as a trusted partner for consumers.

The increased scale of the combined entity clearly offers greater opportunity to make investments in consumer technology and service capabilities over a larger population. Our growth of approximately 1.8 million new members in 2014 and another 1 million so far in 2015 clearly demonstrates that our consumers seek differentiated value in our products compared to the market. We believe that our success will be accelerated with the incremental capabilities and scale contributed by the combination with Cigna.

Specifically our combined Company would be uniquely positioned to advance affordability given the administrative efficiency, benefits of national scale coupled with a leading cost of care position reflecting our legacy local focus across both government and commercial segments. Complementing Anthem’s strong commercial and government franchises would be Cigna’s broad geographic reach and national account presence, its expertise across commercial segment and its presence in specialty and international both of which represent incremental growth opportunities for Anthem.

In national accounts we would expect to leverage Cigna’s technology platforms including those within customer service, its highly regarded wellness programs and strong client reporting capabilities. We also see opportunities for expanding international product offerings across our larger customer base.

At the local level, Cigna’s stoploss, ASO products and clinical programs would be additive to our current portfolio. Its specialty capabilities line up well against the increased demand for dental, vision and behavioral offerings from our members. These specialty capabilities are also becoming more frequently requested by government customers.

In addition, Cigna’s physician-centric model with HealthSpring is very consistent with our enhanced personal care model and aligns with our broader focus on provider engagement to drive improved cost and quality. We would also look to leverage HealthSpring’s provider engagement tools and experience across our markets.

I’ve previously discussed with you our focus on our three strategic pillars of provider collaboration, consumer centricity and total cost of care management to advance healthcare affordability, quality and choice for our members. Our investments in provider collaboration are designed to better align incentives to encourage smarter, collaborative decision-making that fosters healthier outcomes and a better patient experience. We are also committed to improving the consumer experience by delivering more intuitive engagements that simplify their interaction with the healthcare system.

Finally, to accelerate improvements in total cost of care we are advancing analytics that identify actionable trend drivers and to leverage best practices across our commercial and government segments. These commitments will drive a stronger competitive position and consumer engagement model across our combined Company and drive a sustained value creation for our shareholders. The associated investment value is enhanced when applied to the larger footprint and membership base of the combined entity.

Now having discussed the overarching strategic rationale I want to review some of the details of the proposed transaction and convey the significant consideration we have put into this proposal on behalf of our members and shareholders. Our proposal in aggregate is valued at $53.8 billion on an enterprise basis which reflects a 35.4% premium to the unaffected Cigna price on May 28, 2015.

Under the terms of the proposal Cigna shareholders would receive a total consideration that represents a value of $184 per share. Under the contemplated terms the consideration would consist of approximately 31.4% Anthem shares and 68.6% cash and the combined Company would reflect a pro forma equity ownership comprised of approximately 76.3% Anthem shareholders and approximately 23.7% Cigna stockholders.

The transaction will be financed with a mix of cash on hand, debt issuance and new equity issuance. We are confident in our ability to complete any financing related to the acquisition and we are committed to retaining our investment grade debt rating. We have assumed a pro forma debt to capitalization ratio of approximately 50% at closing of the transaction and we are committed to deleveraging over the subsequent two-year period to the low to mid 40% range.

We will have fully committed financing prior to signing of the transaction and the transaction will not be subject to a financing condition. We also expect to maintain our dividend payout ratio of 25% to 30%. Depending upon the timing of the transaction we will maintain flexibility with our share buyback program.

We would generally expect to suspend our buyback program for the current year upon signing of a transaction agreement with Cigna. However, this is not expected to change our current-year outlook for the adjusted earnings per share of greater than $9.90. In subsequent years we would expect to continue our buyback program as we also focus on our deleveraging goals.

Regarding governance we are offering a Board split of 10 directors from Anthem and 3 from Cigna which is consistent with precedent transactions.

I want to take a minute to appropriately address possible concerns related to the potential impacts a combination could have on Anthem’s license agreements with the Blue Cross/Blue Shield

Association. We have been considering the combination with Cigna for some time and our senior management, legal team and outside advisors have spent a lot of time ensuring that this issue was fully vetted. We have concluded that any such impacts should not act as an impediment to the combination of Anthem and Cigna.

We’re confident in our ability to obtain regulatory approvals including matters related to the Blue Cross/Blue Shield Association.

In addition based on the analysis of our respective antitrust counsel and information share to date we believe there is a consensus of where there is overlap between our companies and that no substantive antitrust or insurance regulatory issues are present that would prevent completion of the transaction. It would be subject to customary terms and conditions for a transaction of this type including necessary shareholder and regulatory approvals. So putting it together, we believe this is the best transaction for both companies and their customers and shareholders.

Customers benefit from the clear improvements in cost efficiency, choice of solutions and continued investments in simplifying the healthcare experience. This transaction will help advance our goal of meaningfully improving the experience of consumers in dealing with the healthcare system regarding affordability, quality and choice. This is a unique value creation opportunity.

Cigna shareholders participate in significant upside of the combined Company going forward as well as the initial premium. Anthem shareholders will benefit from increased scale across our markets and achievable synergies approaching $2 billion.

I want to conclude by stressing that this is a strategic priority for us and has the full attention and support of the Board of Directors and senior management team at Anthem. We are determined to move quickly to complete this transaction. We appreciate your time today and look forward to your questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) A.J. Rice, UBS

A.J. Rice - UBS - Analyst

Hi everybody. Thanks for doing the call. Maybe Joe I’ll just, explore a little bit more the two areas you’ve touched on in your prepared remarks that seem to be points of debate or contention out there.

One, the relationship with the rest of the Blue Cross/Blue Shield network, I know you’ve spent a lot of time trying to improve the relationships and have come a long way. How about what about this would make people more nervous among your non-profit Blues brethren and what about this might be an opportunity for you to do more business with them? Can you expand a little bit more on those comments?

And then the other point of discussion seems to be around the corporate governance issues and I understand what you guys have proposed. What seems to be from your perspective the point of concern that Cigna is raising there?

Joe Swedish - Anthem, Inc. - President & CEO

A.J., thank you for the question. Let me begin with the first point about the Blues.

First of all as we’ve stated quite often the Blue brand is a considerable asset. Obviously we’re in 14 states and substantial population as well as membership gain with respect to how well we are immersed in those markets.

The second point is that our relationship with the Association has never been stronger. We have worked collaboratively in so many different ways and I think you’ll witness that in the months to come regarding some of the initiatives we are advancing as a collective body of Blue Cross/Blue Shield plans.

So quite frankly with respect to the ongoing relationship strengthening I see it only getting better and I think will be value added to the process that we are trying to administer regarding this particular transaction. With respect to the rules and regulations in and around Blue as I noted in my statement we have vetted this very carefully and quite frankly for a considerable length of time even predating the conversations with Cigna.

Today we are more convinced than ever that we will navigate our way through some of these issues related to the Blue rules and with respect specifically to best effort requirements. And I should underscore that in addition to the one-year regulatory review that let’s just say that’s an assumption that maybe we can all agree upon. It may be shorter, it may be a little longer, who knows?

But specific to the Blue rules we have two years to come into compliance with the rules. So all-in you’re looking at something on the order of a three-year process that we would administer which I believe with respect to our relationship with the Blue colleagues we will effectively navigate to a good end with respect to the dialogue that we will have to administer.

With respect to corporate governance, there are a few issues and obviously the commentaries that have been distributed by way of the written releases I think nicely layout effectively or accurately layout the issues with respect to some degree Board composition, which we’ve referenced in our commentary just a moment ago, regarding our offer to go to a 10/3 split which quite frankly is very much aligned with precedent transactions. So we feel very comfortable where that is at the moment.

Secondly with respect to the role of the CEO I should point out that that’s been a negotiating point that’s been in play now for quite some time. And I’ll simply say that I have a great deal of respect not only for the CEO of that organization but also for the management team in its entirety. And I think collectively we will end up in a very good place by way of being able to conclude this transaction in terms of really two very talented teams making the reality that we believe is possible come to being with respect to improving not only what we can do to serve the membership most effectively but also quite frankly serving the interest of the shareholders.

A.J. Rice - UBS - Analyst

Okay, great. Thanks a lot.

Operator

Kevin Fischbeck, Bank of America Merrill Lynch.

Kevin Fischbeck - BofA Merrill Lynch - Analyst

Great, thanks. I guess one of the other issues that Cigna brought up was the lawsuit against the Blue Cross/Blue Shield Association. I think kind of saying I guess Joe specifically that you had said indicated that you had some concerns about the potential liability from that lawsuit.

I just want to understand your view about what if there was a negative scenario what the implications for the Company would be and whether there would be an impact with your ability to potentially align with the Blues the same way you have historically and whether that strategically makes a Cigna tie-up a better strategic fit than say buying Humana?

Joe Swedish - Anthem, Inc. - President & CEO

Great, thanks Kevin. Well, the litigation obviously has to run its course and it’s really speculative how long that might be. Quite frankly it could by way of the typical methodology with respect to legal debate and decision making it could very easily play out over a number of years more than one maybe more than two, probably even beyond that.

Our sense is that regardless of the outcome we will very effectively deal with the requirements that are put upon us as I just said a moment ago. I think that we will really blend the Blue rule issues very nicely into this transaction and we do not believe that it will have a material effect on us given the time as well as the conditions that we’ll have to deal with.

I think quite frankly again let me come back to the point, it’s hard to predict where a legal process will take us but we’re very optimistic regarding the outcome. And we believe we will very effectively manage our way to a good end regardless of that outcome.

Kevin Fischbeck - BofA Merrill Lynch - Analyst

But I guess you’re saying that this transaction I guess did that lawsuit at all play into the thought around the strategic value of this transaction or was this transaction something you would have pursued regardless of that potential threat?

Joe Swedish - Anthem, Inc. - President & CEO

Yes, great emphasis, number one I just want to underscore the Association has great defenses regarding this litigation process. Number two, it has not dissuaded us from pursuing this. This litigation has been in motion now for well over three years and obviously we’ve been in deep dialogue with our colleagues at Cigna probably for in terms of formal discussions since August.

So we’ve been dialed into the litigation and obviously if it was some substantial effect that would be very problematic. Obviously we would probably have backed off but the reality is as I said a moment ago we don’t believe it will be a material effect that we cannot manage our way through. And so I think probably hopefully I’ve answered your question and so thank you.

Kevin Fischbeck - BofA Merrill Lynch - Analyst

Okay, thanks.

Operator

Joshua Raskin, Barclays.

Harris Galitz - Barclays Capital - Analyst

Hi, this is Harris in for Josh. My question is around the exclusivity period in the offer outlined over the weekend. Did you ask for exclusivity because you were aware of any other bidders?

Joe Swedish - Anthem, Inc. - President & CEO

No, let me make that clear. We certainly were not aware and that was not a condition of our decision.

We believe it’s a very prudent approach with respect to a negotiating posture. And I think it gets both parties fully focused on working toward an outcome.

And so in that regard it’s just the we feel it was a necessary step to keep us in dialogue and focus on a target for completion of the negotiations. I think it’s just as simple as that.

Operator

Peter Costa, Wells Fargo Securities.

Peter Costa - Wells Fargo Securities - Analyst

You didn’t mention the life and disability businesses at Cigna. Do you intend to spin those out and what portion of revenues do you think is overlapping that might be a problem going forward for the FTC or at least what did you use in your accretion model to assume was going to be spun out?

Joe Swedish - Anthem, Inc. - President & CEO

I think at this stage probably a difficult question to answer. We believe first of all let me underscore there is minimal overlap, minimal overlap. So from that perspective we’re certainly not concerned.

Obviously going through the regulatory reviews, etc., related to our filings we’ll let the chips fall where they may. But quite frankly on that point we just believe it’s not a significant issue.

Peter Costa - Wells Fargo Securities - Analyst

And no specifics about the businesses that you plan to keep going forward at Cigna?

Joe Swedish - Anthem, Inc. - President & CEO

No. Hard to comment, probably should not until a full vetting occurs related to various regulatory filings.

Peter Costa - Wells Fargo Securities - Analyst

And what caused the decision to go public at this point in time with the negotiations? Putting the letter forward to everybody instead of continuing to work with the Cigna Board by itself?

Joe Swedish - Anthem, Inc. - President & CEO

Good question. Let me just first underscore our belief that we have provided a clear comprehensive and compelling offer. And I think that leading up to our release we just felt that the process was not developing in a way that we felt we would be coming to an end that best represented the interest of the shareholders.

And so we were believed we were in a position to go public to share this model with our shareholders so that if necessary they would make the decision on behalf of the two companies. But again I believe that this transparency that has been created I think is good for the process in terms of informing our shareholders regarding not only the complexity but also the value of the transaction. So net-net we felt the timing was very appropriate and actually can contribute to bringing this negotiating process to a very good end.

Peter Costa - Wells Fargo Securities - Analyst

Thank you very much.

Operator

Chris Rigg, Susquehanna.

Chris Rigg - Susquehanna Financial Group - Analyst

Good morning. Thanks for taking my questions.

First I realize the conservatism without including anything from the PBM side but I’m assuming you’ve done some work around that. So can you help us think about how that could be additive to the accretion over time? Thanks.

Joe Swedish - Anthem, Inc. - President & CEO

Thanks, Chris. By the way with me I’ve got some key members of my team, obviously Wayne is here and our General Counsel as well. And I think there may be questions like this that can very thoroughly be answered by them so I’m going to pivot over to Wayne and let him deal with the PBM question.

Wayne DeVeydt - Anthem, Inc. - EVP & CFO

Hey, Chris, thanks for the question. I think at this stage of the process and the negotiations we would love the opportunity to sit down and finalize due diligence to understand the current contractual arrangements that exist with Cigna and their vendor.

We obviously know that our contract has at least a current expiration date associated with it and that there would be value in 2019. But at this point in time we thought the value was strong enough in the combination that until we could get better clarity on it it’s clear to us it would only be upside to this transaction over time in a combination. But we really aren’t in a position to quantify it at this point until we can do additional due diligence.

Chris Rigg - Susquehanna Financial Group - Analyst

Okay, thanks. Then just one additional one on the technical aspects of how this could play out. Cigna’s standalone corporate defense mechanisms were really the timing of when you can take control of the Board is still 2017.

In the meantime I’m just trying to get a sense for I hear you’re committed but what if you can disclose anything at this point what might be the next steps in the process here for you guys? And I will leave it at that. Thank you.

Joe Swedish - Anthem, Inc. - President & CEO

Great question. Obviously one that we try to digest as well. I think tough to answer.

The process I think will hopefully continue. And we’re certainly desirous that this process can move into a successful outcome. So I’m hopeful that we will reengage and again I’m hopeful of a good outcome.

Chris Rigg - Susquehanna Financial Group - Analyst

Understood. Thank you.

Operator

Matthew Borsch, Goldman Sachs.

Matthew Borsch - Goldman Sachs - Analyst

Yes, hi, good morning. Thank you.

I just wanted to ask a little bit more about the strategy with Cigna’s business in states where you don’t have a Blue license. Are you saying that the other Blues are okay with seeing something that if it’s unfair to characterize this way but sort of a replication of the UniCare strategy that the Company had moved away from some number of years ago? Are the Blues okay with that and how exactly are you going to handle national accounts vis-a-vis the Cigna platform versus Blue Card?

Joe Swedish - Anthem, Inc. - President & CEO

You know, Matt, that’s a question that we’ll be developing an answer to over time. And the reason I say that is that we have not had any level of conversation with our Blue colleagues.

Obviously by virtue of the fact that this was until recently confidential and so we’ve not broached the subject. Specific to how various parts and pieces of the portfolio might be impacted obviously we’re looking forward to the conversation.

My sense is that it will go well because I think there is will be general agreement that this transaction will strengthen the Blue organization, the Blue Association. And my sense is our colleagues will certainly welcome the opportunity for conversation specific to the kind of questions that you’re asking. Let me underscore it’s too early to be able to give you a specific response but I do believe the conversations will go well.

Wayne DeVeydt - Anthem, Inc. - EVP & CFO

Hey, Matt, one other -

Matthew Borsch - Goldman Sachs - Analyst

Let me just - sorry, Wayne.

Wayne DeVeydt - Anthem, Inc. - EVP & CFO

One other item we want to highlight is keep in mind the rules as they’re written today we would treat very similar to what we did with Amerigroup which is we would rebrand in our current Blue states that business Blue which would assist us with that. Two is it’s important to recognize that the Blue rules are based on a premium equivalent when it comes to ASO.

We would obviously fully expect to take advantage of the Blue network. And in these situations in our non-Blue states for national accounts we’d be able to Blue brand it on a premium equivalent basis and use the Blue Card system which then also helps us not only with the Blue rules but drives a great value proposition for the consumer and those customers and a great value proposition for the Blue system.

So I just think the thing we want to highlight is there are many levers within the Blue rules that are built to continue to enhance the brand and continue to enhance the value proposition for the consumer. And we just plan to use all those rules as they exist today like we did with Amerigroup. So we think there’s a very clear path where this would not be material.

Joe Swedish - Anthem, Inc. - President & CEO

Matt, let me just underscore that and maybe present a philosophical perspective. And that is our Blue colleagues are all well aware of the movement in the industry regarding consolidation, regarding all the other strategic moves that are happening. Directional movement is like never before and my sense is that they are totally dialed into the necessity to strengthen Blue.

And again I’ll repeat I believe that we will have a very robust and productive conversation when the time is right. So again I think everyone is dialed in to the fact that we are living in a new day, a new time and even the Blue Association is going to have to maybe reflect on how to continue to grow and prosper under a model like this.

Matthew Borsch - Goldman Sachs - Analyst

And sorry, just one last one related to this which is the questions around this seem to be a sticking point that Cigna is raising that they are not sufficiently resolved in their view to reach agreement on a deal. How do you respond to that?

Wayne DeVeydt - Anthem, Inc. - EVP & CFO

I think the thing I would respond to is the last offer we received from them which requested more ownership interest in the long-term aspects of this Company, not less as the form of consideration. I think they see the mutual value that we see. We’ve had ongoing discussions since last August regarding the paths that were afforded to us to comply with the Blue rules and I think they recognize the long-term value.

Matthew Borsch - Goldman Sachs - Analyst

Thank you.

Operator

Scott Fidel, Deutsche Bank

Scott Fidel - Deutsche Bank - Analyst

Thanks. I actually wanted to just stick on this theme of reaction from some of the Blues brethren and just interested in your thoughts as we see this potential for some pretty enormous consolidation within the majors on the public side. How do you think the non-profit Blues may respond in the aspect of their own consolidation?

And clearly the conversion pipeline has been dormant now for seven years. Do you think that could reinitiate that and then potentially create an additional pipeline of M&A opportunities on the Blue side for Anthem as you look out three to five years?

Joe Swedish - Anthem, Inc. - President & CEO

Well, that’s a great question. It really speaks to I guess call it the uncertainty of how markets will evolve during these formative times we’re in.

Let me clearly state that I think our Blue colleagues and the plans that they oversee are very strong. They are performing well and so in that regard I think we’re all collaborating today. I will underscore that to your point about M&A within the Blue environment that’s really hard to speculate if not impossible at this stage.

I can tell you that we’re working in a variety of ways with respect to collaborations that come by way of joint ventures and other kinds of models. And where that might lead us going into the future I think again is anybody’s guess and is speculative. But I think that the Blue organization in terms of the variety of health plans and the states they represent are very strong and I just don’t - I can’t predict what the Blue marketplace might look like in three, four, five years.

I can tell you about today. And again I think the organizations are strong and I think they will view this as an opportunity to make the Blue, call it the Blue world, even stronger with respect to being able to leverage the assets and resources that will come to bear in the marketplace.

Scott Fidel - Deutsche Bank - Analyst

And I just had a follow-up question just around the accretion assumptions. And we had actually been getting some accretion numbers that were considerably higher but were not including $600 million of one-time costs.

I really just wanted to clarify that those $600 million of costs are included in your accretion estimates for year one and two. And if so would there be additional pop in the accretion in year three as those subside or do you view those as sort of permanent sort of new integration costs that would be part of the run rate even looking out to year three?

Wayne DeVeydt - Anthem, Inc. - EVP & CFO

So Scott, the answer to your question is yes, they are included in our assumptions for both year one and two. So the accretion is net of those costs.

And two is it would result in a pop in year three. We do not expect these to be run rate.

Scott Fidel - Deutsche Bank - Analyst

Okay, got it. Thank you.

Operator

Christine Arnold, Cowen.

Christine Arnold - Cowen and Company - Analyst

Hey there, thanks for taking the question. On synergies are you including any revenue synergies or are those exclusively cost synergies?

Wayne DeVeydt - Anthem, Inc. - EVP & CFO

Hi, Christine. I would say we have some revenue synergies but I would call them in a very de minimis level. I would say the majority of the synergies are clearly around the SG&A leverage that’s afforded an organization of this size and structure and to be able to spread our investments.

We have some network synergies but again I would say we’ve taken a conservative outlook on those as well at this point in time. And again we’ve got some other small synergies around what we think are some margin improvements across our respective businesses.

We do exchanges well. We think we can help in that arena. They obviously have good specialty penetration which would help us in our arena.

But I would say that the synergies are heavier weighted towards the SG&A which we think is an area that we can get very good line of sight and you can compare to precedent transactions. And we believe over time we could have upside in some of these other areas but try to take a more conservative posture until we can get to further due diligence.

Christine Arnold - Cowen and Company - Analyst

And you may not be willing to answer this and I would respect that but are you willing to increase the price if that’s what it takes to get this done?

Wayne DeVeydt - Anthem, Inc. - EVP & CFO

Christine, we think we’ve put forward a very compelling offer including the opportunity to participate through ownership in the new Company as it would move forward. So there’s a lot of execution that has to occur here.

We don’t like to look at items in an a la carte menu. It’s important to consider all aspects of the offer and we think it’s highly compelling for both shareholders.

Christine Arnold - Cowen and Company - Analyst

Great, thank you.

Operator

Dave Windley, Jefferies.

Dave Windley - Jefferies - Analyst

Hi, thanks for taking the questions. Good morning. Anthem clearly has leadership positions in commercial and Medicaid, you don’t need me to tell you that, you know that.

You have talked over the last probably year or more about your efforts and interest in improving your position in Medicare. You have a couple of options at least to do that.

Could you talk about maybe elaborate on the factors that influence your decision to circle around Cigna and pursue Cigna as your large consolidation decision relative to other potential options? Thanks.

Joe Swedish - Anthem, Inc. - President & CEO

Thanks, David. Well the question covers a very big waterfront, so let me try to chop this up into pieces.

Number one, as you well know we’ve made many statements about the strength of our government portfolio. And I think we’ve demonstrated some phenomenal success in that space given the Affordable Care Act go live, etc., and I think the group there has been phenomenal and the capabilities are phenomenal. And I should underscore that the Amerigroup transaction I think represents a textbook example of the success of a very high performing integration effort which has benefited us in terms of our strategic moves.

The acquisition of Simply for instance in Florida is an example of part of the mosaic that has fallen into place quite nicely for us by way of our strengthening of a position in Florida. With respect to maybe now the bigger picture we believe that further strengthening of our commercial portfolio and quite frankly all of the pieces and parts of that combination with Cigna represents actually makes our position in the government sector even stronger.

As an example we believe that our entry by way of this transaction into states like Texas and deeper into Florida combined with the presence in states like California and New York, the entree into Pennsylvania, we will now be in markets that are very heavily populated by Medicare beneficiaries. We believe that the combination of the two companies will allow us to even more significantly grow into the government sector leveraging the strengths of both companies coming together.

So we feel that it’s a natural fit that really brings a credible acceleration to our strategic outlook and commitment and so net-net we think the synergistic play with respect to our strategic move is going to be greatly enhanced. So I hope I answered your question but again I just want to underscore how strongly we feel that the combination brings great value both in commercial as well as government in terms of our work going forward.

Dave Windley - Jefferies - Analyst

Yes it does, thank you very much.

Operator

Ana Gupte, Leerink Partners.

Ana Gupte - Leerink Partners - Analyst

Yes, thanks, good morning. I just wanted to follow-up on the previous question and just maybe put a finer point around it.

I guess when you look at transformative acquisitions you had Cigna and Humana on the table, for whatever reason the investment community had veered toward an assumption that you were looking at Humana. As you looked at your strategic options both from the point of value creation and it’s clear that your employer targets probably greater than what the Street had appreciated, were there any other regulatory issues and/or cultural fit issues that made you veer toward Cigna? Was Humana never in your consideration set at all?

Joe Swedish - Anthem, Inc. - President & CEO

Wayne, why don’t you kick it off and I will follow along.

Wayne DeVeydt - Anthem, Inc. - EVP & CFO

Thanks for the question. I think the thing to keep in mind is we’ve always said we wanted to participate in a lifecycle remember as Joe said in his opening comments. And so if you look at this combination the question isn’t what are you not the leading position in because we’re the leading position in everything.

The question is why did you choose to pick that route versus being the leading position say in a Medicare through some other acquisition? But what we want you to understand is having the leading position in every other line of business to us is not only important but it was important that as we looked at Medicare where did we think the best growth would come from and the best opportunity to really impact the market?

And as Joe mentioned when you look at our California, New York and Ohio presence coupled with their Texas, Florida and Pennsylvania presence we are basically in the six states that have 50% of the current MA enrollment in the country. And so strategically we like the idea that we could actually grow organically post this acquisition in the fastest-growing markets and allow ourselves then to have an opportunity to really enjoy organic growth post-acquisition and then have the largest footprint or largest catcher’s mitt if you will regardless of where the consumer is at in their lifecycle.

So this is a very unique strategic play for us but it wasn’t without eyes wide open. We knew exactly our Medicare play here and where we thought we could garner the greatest growth.

Ana Gupte - Leerink Partners - Analyst

Got it. Okay, on the governance side of it I know there’s been a sticking point around CEO succession and the like but given that the Cigna Board has rejected the offer and they bring up the fundamentals which I think you addressed I think somebody asked you about the share price but on the government side of it might there be any concessions at all going back to your original proposal of a co-chair on the integration committee and perhaps granting the Cigna CEO the President and COO role to bring the Board more aligned with what you’re going to do?

Joe Swedish - Anthem, Inc. - President & CEO

Yes, I think that is a question that we continue to ask ourselves. I’ll simply say as I said a moment ago and maybe add a little bit more of a perspective and that is we’ve offered a clear, comprehensive and compelling offer.

And I’m not going to - it’s hard to speculate with respect to what dialogue may produce if and when we reenter. But I do want to underscore that we look forward to that dialogue and dealing with what you’ve raised as well as other matters. So I think it is probably appropriate, I would just kind of bring that forward and underscore again we look forward to further discussions if that does occur.

Ana Gupte - Leerink Partners - Analyst

Thanks. I appreciate the color.

Operator

Sarah James, Wedbush.

Sarah James - Wedbush Securities - Analyst

Thank you. I will just pick on the governance for now.

In the most recent offer I believe it was laid out that Joe would have a position of Chairman, CEO, President and co-chair of integration. And it seems to me that the trend over the last 5 or 10 years has been in general to split CEO and Chairman or CEO and President. So I was just wondering if you could speak to any support teams that you have in place or other factors that could help manage time and workflow across those four roles as laid out in the most recent offer?

Joe Swedish - Anthem, Inc. - President & CEO

Yes, sorry you’re breaking up so I’m hoping I captured the essence of your comment. We feel the organizational structure is a very appropriate and will be productive relative to not only taking the value that’s been created by both organizations and beginning on a very firm footing but also accelerating the value creation that would benefit our members as well as our shareholders. And I think again underscore that our Board has very carefully considered the model and feel very strongly that we are certainly in a very good position to leverage the legacy of both organizations with respect to very solid executive leadership and then build on that going forward.

And again I’m sorry I didn’t catch everything you said because you’re breaking up. If I’m missing something please let me know because I’m concerned I’m not able to answer your question without knowing a little more depth to what you were looking for.

Sarah James - Wedbush Securities - Analyst

I’m sorry. Hopefully this is a little better but I was hoping you could speak to how the structure of the roles combined Chairman, CEO, President and co-chair compared to the industry trend over the last few years to split those roles and how you’ve put support systems or other items in place to manage workflow and time across those four prominent roles?

Joe Swedish - Anthem, Inc. - President & CEO

Yes, I think it’s fair to say that it’s a very common model especially given an organization of this scale by way of the 53 million members plus the $115 billion revenue stream that will result from the get-go, etc., etc., and obviously the statistics are very significant. So the model that we proposed I think is very appropriately aligned with the scale of the Company that is being built.

The infrastructure that’s necessary to support the executive leadership I think is quite frankly strengths exist already on both organization platforms.

And we will leverage what is already in place with respect to the success that both companies have created over time.

And we believe leveraging those two success factors really creates a great opportunity for us to develop the synergies that we’re projecting that will occur to create the accretion and so forth that we think is possible. So I think we’re in good stead and I think it’s very typical given the scale of this Company I think that probably is the most important thing I need to underscore in terms of the model that’s been put forward.

Wayne DeVeydt - Anthem, Inc. - EVP & CFO

Sarah, one other item I just would like to add is that Joe currently holds the President and CEO title for our Company and has held that now within his tenure. And while not the Chairman today he is a member of the Board of Directors.

So in terms of accepting really new responsibilities we’re really talking about overseeing integration. And I think we all would agree that the CEO of any combination has to be ultimately responsible for integration. So whether that title is assigned elsewhere isn’t as relevant to us as the fact that the CEO has to be accountable for the success of any post-integration activity.

Joe Swedish - Anthem, Inc. - President & CEO

Yes, and let me maybe add just a little bit of a nuance to the model and that is obviously we’re going to have a lead director. The lead director is critical in supporting the work of executive leadership as well as the engagement with the Board. And so net-net I think the governance leadership will be not just solid but greatly enhanced by the combination of the two companies.

Sarah James - Wedbush Securities - Analyst

Thank you.

Operator

Brian Wright, Sterne Agee, CRT.

Brian Wright - Sterne Agee CRT - Analyst

Thanks, good morning. Two real quick ones.

In the past you’ve said on the PBM synergies I think those were in the $500 million to $700 million on just what you could do to improve your contracting. I’m assuming that Cigna would be on top of that $500 million to $700 million kind of synergies or is there some sort of - did the combined PBM scripts doesn’t get you to the full scale that you would need to get to that $500 million to $700 million of synergies?

Wayne DeVeydt - Anthem, Inc. - EVP & CFO

Hi, Brian. Let me clarify this for you.

So first of all the $500 million to $700 million that we’ve talked about as being a good proxy of the incremental annual value is clearly something our shareholders will participate in regardless of the combination. That’s why we believe our offer that we have on the table today that was quite compelling for Cigna shareholders because not only do they receive the $184 in value but they do get an opportunity to participate through the ownership in newco in these synergies.

And it’s another thing we want to make sure our shareholders understand is that this is unique value that they will get a chance to participate in. But clearly that’s not a synergy from our perspective, that is just part of our ongoing business. The synergy is the combination of the two PBMs coming together and what can that incremental value actually drive for the combined organization that neither of us could get individually. And again we have nothing baked in for that.

Brian Wright - Sterne Agee CRT - Analyst

Great, thank you so much. And if I could just follow up with one more.

Joe, I know prior to Anthem you had an amazing track record of acquisitions and integrations on the hospital side. I apologize because I just don’t know this but I probably should. Did any of those transactions involve a highly aggressive stance?

Joe Swedish - Anthem, Inc. - President & CEO

Well, I think it’s a great question. I think under any scenario when you’re dealing with M&A one party views the other party as being an aggressor, so regardless.

So related to this transaction I don’t think we’re anywhere near being able to declare aggressors versus not. What I have learned over time over the 25 years of being a CEO that it distills down to one simple characteristic in terms of building great successful enterprises by way of combinations.

Actually three things: leadership, leadership and leadership. That’s what I think makes us very excited about this opportunity because the two organizations in combination I think can exhibit great leadership in the industry as well as great leadership with respect to the internal affairs of the Company.

Brian Wright - Sterne Agee CRT - Analyst

I’m not going to try any more than that. Thank you.

Operator

This concludes our question-and-answer session. I would like to turn the conference back over to management for any closing remarks.

Doug Simpson - Anthem, Inc. - VP of IR

This is Doug Simpson. Thank you operator.

And thank you to everyone on the line for joining us today and for your interest. And please call us with any further questions. Thank you.

Operator

The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.